SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 4,967,695 (1)(2)(3)(4)

	8	Shared Voting Power 0 (1)(5)

	9	Sole Dispositive Power 4,967,695 (1)(2)(3)(4)

	10	Shared Dispositive Power 0 (1)(5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,967,695 (1)(2)(3)(4)(5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.4% (6)

14	Type of Reporting Person IN

(1) As a result of the Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp. (the “Issuer”), Liberty Global Incorporated Limited (“LGIL”), Discovery Lightning Investments Ltd. (“DLIL”), John C. Malone (“Mr. Malone”), MHR Fund Management, LLC (“MHR”), Liberty Global plc (“Liberty Global”), Discovery Communications, Inc. (“Discovery”) and the affiliated funds of MHR party thereto (the “MHR Funds”), as amended by the Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among the Issuer, LGIL, DLIL, Mr. Malone, MHR, Liberty Global, Discovery and the MHR Funds (the “Amended Voting and Standstill Agreement”), Mr. Malone may be deemed to share beneficial ownership of shares beneficially owned by the other parties to the Amended Voting and Standstill Agreement.  Additionally, the Voting Agreement, dated as of June 30, 2016, by and among the Issuer, Starz, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Trust and the Malone Starz 2015 Charitable Remainder Trust (the “Lions Gate Voting Agreement”) contains provisions relating, in certain circumstances, to the voting of the Issuer’s shares by Mr. Malone and certain transfer restrictions over such shares.  Mr. Malone expressly disclaims the existence of, and membership in, a group with any or all of the other parties to the Amended Voting and Standstill Agreement or the Lions Gate Voting Agreement.  See Items 4, 5 and 6.

(2) Includes 250,000 shares held by the Malone Family Land Preservation Foundation and 306,500 shares held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(3) Includes 539,657 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(4) Includes 3,871,538 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(5) This amount does not reflect (A) the 5,000,000 shares held by DLIL (B) the 5,000,000 shares held by LGIL or (C) an aggregate of 30,273,049 shares beneficially owned by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC, and Mark H. Rachesky, M.D. See Items 4, 5 and 6.

(6) For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares outstanding was 147,227,797 on May 23, 2016, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 25, 2016.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIONS GATE ENTERTAINMENT CORP.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2015 (the “Schedule 13D”) and relates to the common stock, no par value (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”).  Capitalized terms used but not defined in this Amendment have the meanings given such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.                                                         Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 6 below and exhibits listed in Item 7 below to this Amendment are incorporated into this Item 4 by reference.

Item 5.                                                         Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) Mr. Malone beneficially owns 4,967,695 Common Shares (including (A) 306,500 shares held by the Malone Family Foundation (the “Family Foundation”) and 250,000 shares held by the Malone Family Land Preservation Foundation (the “Land Foundation”), as to which shares Mr. Malone disclaims beneficial ownership, and (B) 3,871,538 shares held by the Malone Starz 2015 Charitable Remainder Trust (“2015 CRT”) and 539,657 shares held by the John C. Malone June 2003 Charitable Remainder Trust (“2003 CRT”), with respect to each of which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest). These shares represent approximately 3.4% of the outstanding Common Shares. The foregoing percentage interest is based on 147,227,797 total Common Shares outstanding on May 23, 2016, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on May 25, 2016.

Mr. Malone is required to vote the Common Shares beneficially owned by him in respect of certain matters in accordance with the Amended Voting and Standstill Agreement and the Lions Gate Voting Agreement (each, as defined below). See the descriptions of the Amended Voting and Standstill Agreement and the Lions Gate Voting Agreement in Item 6 of this Amendment, which are incorporated herein by reference. Except as described in this Amendment, Mr. Malone has the sole power to vote and dispose of, or to direct the voting or disposition of, the Common Shares beneficially owned by him.

The beneficial ownership information set forth above does not include any Common Shares of the Issuer beneficially owned by the MHR Funds (as defined below) or their affiliates (including Mark H. Rachesky, M.D., the

Chairman of the Issuer’s board of directors (“Dr. Rachesky”)), Discovery Communications, Inc. (“Discovery”), Discovery Lightning Investments Ltd. (“DLIL”), Liberty Global plc (“Liberty Global”) or Liberty Global Incorporated Limited (“LGIL”).  As a result of the agreements described in Item 6 of this Amendment and the Schedule 13D, Mr. Malone may be deemed to beneficially own and share voting and/or dispositive power over the Common Shares beneficially owned by the other parties to the Amended Voting and Standstill Agreement and the Lions Gate Voting Agreement and their respective affiliates.  Based on Amendment No. 22 to Schedule 13D, filed with the SEC on July 1, 2016, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the MHR Funds) and Dr. Rachesky beneficially own an aggregate of 30,273,049 Common Shares (approximately 20.6% of the total number of Common Shares outstanding).  Based on Amendment No. 1 to Schedule 13D, filed with the SEC on July 1, 2016, Discovery and DLIL beneficially own an aggregate of 5,000,000 Common Shares (approximately 3.4% of the total number of Common Shares outstanding). Based on Amendment No. 1 to Schedule 13D, filed with the SEC on July 1, 2016, Liberty Global and LGIL beneficially own an aggregate of 5,000,000 Common Shares (approximately 3.4% of the total number of Common Shares outstanding).

This Amendment is not an admission or acknowledgement that Mr. Malone constitutes a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the other parties to the Amended Voting and Standstill Agreement or the Lions Gate Voting Agreement.

(c)                                  Except as provided in this Amendment, none of Mr. Malone or, to his knowledge, the Family Foundation, the Land Foundation, the 2003 CRT or the 2015 CRT, has executed any transactions in respect of the Common Shares within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

The Merger Agreement

On June 30, 2016, Starz (“Starz”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Issuer (“Merger Sub”). The Merger Agreement provides that Merger Sub will merge with and into Starz, with Starz continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of the Issuer (the “Merger”).

The Merger Agreement provides that, in a reclassification (the “Reclassification”) preceding the Merger, each existing Common Share will be split into (1) 0.5 shares of a newly issued class of voting shares, without par value, of the Issuer (the “Lions Gate Voting Stock”) and (2) 0.5 shares of a newly issued class of non-voting shares, without par value, of the Issuer (“Lions Gate Non-Voting Stock”), subject to the terms and conditions of the Merger Agreement. The Issuer intends not to effect the Reclassification unless the Merger will be consummated.

Following the Reclassification, pursuant to the Merger, (1) each share of Starz Series A common stock, par value $0.01 per share (“Starz Series A Common Stock”), will be converted into the right to receive (a) $18.00 in cash and (b) 0.6784 of a share of Lions Gate Non-Voting Stock, and (2) each share of Starz Series B common stock, par value $0.01 per share (“Starz Series B Common Stock”), will be converted into the right to receive (a) $7.26 in cash, (b) 0.6321 of a share of Lions Gate Non-Voting Stock and (c) 0.6321 of a share of Lions Gate Voting Stock, in each case, subject to the terms and conditions of the Merger Agreement.

The closing of the Merger is subject to certain conditions and the Merger Agreement may be terminated by the parties thereto in certain events.

The foregoing description of the various terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-14880), filed with the SEC on July 1, 2016.

Starz Exchange Agreement

In connection with the Merger Agreement, on June 30, 2016, the Issuer and Merger Sub entered into a Stock Exchange Agreement (the “Starz Exchange Agreement”) with Mr. Malone, Mrs. Malone, the Tracy L. Neal Trust A, the Evan D. Malone Trust A, Robert R. Bennett, Deborah J. Bennett and Hilltop Investments, LLC (collectively, the “Starz Exchange Stockholders”), pursuant to which, if the Merger Agreement is terminated (1) by the Issuer because Starz’ board of directors changes its recommendation in favor of the transactions, (2) by Starz in order to enter into a superior transaction or (3) by either party because Starz’ stockholders fail to approve the transactions, then the Starz Exchange Stockholders will sell to Merger Sub all shares of the Starz Series B Common Stock held by the Starz Exchange Stockholders (the “Starz Exchange Shares”), which as of June 30, 2016 constituted approximately 69.6% of the total voting power of the issued and outstanding shares of Starz Series B Common Stock, in exchange for per share consideration of $7.26 in cash and 1.2642 newly issued shares of the Issuer’s Common Stock (the “Lions Gate Exchange Shares”). At the election of Mr. Malone, or if the Issuer should fail to receive the required stockholder approval to issue the Lions Gate Exchange Shares, the Starz Exchange Stockholders will instead receive per share consideration of $36.30 in cash for each Starz Exchange Share.  The Issuer plans to seek such required stockholder approval at the same meeting where it will seek the required approvals pursuant to the Merger Agreement.

The Starz Exchange Agreement is included as Exhibit 7(d) to this Amendment and is incorporated by reference herein. The foregoing description of various terms of the Starz Exchange Agreement is qualified in its entirety by reference to the Starz Exchange Agreement.

The Voting and Standstill Agreement Amendment

In connection with the execution of the Merger Agreement, on June 30, 2016, Mr. Malone entered into an amendment to the Voting and Standstill Agreement with the Issuer, MHR, Discovery, DLIL, Liberty Global, LGIL and the affiliated funds of MHR party thereto (the “MHR Funds”) (the “Amendment to the Voting and Standstill Agreement,” and together with the Voting and Standstill Agreement the “Amended Voting and Standstill Agreement”), which amended the initial voting threshold amount for Liberty Global, Discovery and Mr. Malone to be the greater of (a) 13.5% of the Issuer’s outstanding voting power in the aggregate, and (b) if either the Merger or the exchange contemplated by the Starz Exchange Agreement occurs, the lesser of (i) 14.2% of the Issuer’s outstanding voting power in the aggregate and (ii) the percentage of the Issuer’s outstanding voting power collectively owned by Liberty Global, Discovery, Mr. Malone and their respective controlled affiliates immediately following the consummation of the merger or the exchange, as the case may be.

The foregoing description of the Amendment to the Voting and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment to the Voting and Standstill Agreement, which is included as Exhibit 7(c) to this Amendment and incorporated herein by reference.

Lions Gate Voting Agreement

In connection with the execution of the Merger Agreement, on June 30, 2016, the Land Foundation, the Family Foundation, the 2003 CRT and the 2015 CRT (collectively, the “Malone Stockholders”), entered into a voting agreement with the Issuer and Starz (the “Lions Gate Voting Agreement”).  Under the Lions Gate Voting Agreement, the Malone Stockholders have agreed to vote all of their Common Shares in favor of the merger and the other transactions contemplated by the Merger Agreement at any meeting of the stockholders of the Issuer to vote on such matters.  The Malone Stockholders have also agreed to vote all of their Common Shares in favor of the exchange and the other transactions contemplated by the Starz Exchange Agreement at any meeting of the stockholders of the Issuer to vote on such matters.  In addition, the Malone Stockholders have agreed to vote all of their Common Shares against certain transactions involving the shares, voting power or assets of the Issuer that would be alternatives to the Merger Agreement and the Exchange Agreement (“Alternative Transactions”), or transactions that would result in a breach of the Merger Agreement or adversely affect the consummation of the transactions contemplated by the Merger Agreement.  The Malone Stockholders have also agreed that they will not sell, transfer, pledge or encumber any of their Common Shares to any person until March 27, 2017, unless the Lions Gate Voting Agreement is earlier terminated in accordance with its terms.

Under the Lions Gate Voting Agreement, the Malone Stockholders agreed that they will not, and will not permit any controlled affiliates to, solicit or facilitate any proposal or offer that would reasonably be expected to lead to an Alternative Transaction, or participate in discussions regarding, or cooperate in any way that would reasonably be expected to lead to, an Alternative Transaction.

Under the Lions Gate Voting Agreement, the Issuer agreed to indemnify the applicable stockholders of the Issuer for losses relating to or arising out of the Lions Gate Voting Agreements, the Merger Agreement or, if applicable, the Starz Exchange Agreement.

The foregoing description of the Lions Gate Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lions Gate Voting Agreement, which is included as Exhibit 7(e) to this Amendment and incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

7(a)                          Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).

7(b)                          Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).

7(c)                           Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery, Dr. John C. Malone, MHR Fund Management, LLC, Liberty, Discovery Communications, Inc. and the Mammoth Funds (as defined therein) (incorporated by reference to Exhibit 10.7 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).

7(d)                          Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Lions Gate Form 8-K).

7(e)                           Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to the Lions Gate Form 8-K).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2016

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description
7(a)

Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).

7(b)

Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).

7(c)

Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery, Dr. John C. Malone, MHR Fund Management, LLC, Liberty, Discovery Communications, Inc. and the Mammoth Funds (as defined therein) (incorporated by reference to Exhibit 10.7 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).

7(d)

Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Lions Gate Form 8-K).

7(e)

Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to the Lions Gate Form 8-K).